Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

September 27, 2024

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 033-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 358, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 362, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Ecofin Global Renewables Infrastructure Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by RWC Asset Management LLP (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comments

1.	Comment. Please incorporate any applicable Staff comments provided regarding the Fund’s Registration Statement on Form N-14 filed on July 7, 2024 (SEC accession number 0001398344-24-012428) (the “N-14 Registration Statement”).

Response. The Fund has made the requested revisions.

2.	Comment. Please provide the Fund’s ticker symbols.

Response. The Fund has provided the ticker symbols.

Rebecca Marquigny, Esq.

September 27, 2024

Fund Fees and Expenses

3.	Comment. Please bold the second sentence of the preamble.

Response. The Fund has made the requested revision.

4.	Comment. With reference to the “Shareholder Fees” table, please supplementally clarify how the Fund intends to administer the Contingent Deferred Sales Charge (“CDSC”) of 1.00% with respect to A Class Shares. To the extent the CDSC applies to any A Class shareholder who redeems within 12 months of purchase, please also supplementally explain why this charge is not reflected in the table.

Response. Purchases of $1 million or more are not subject to a front-end sales charge but generally are subject to a CDSC if redeemed within 12 months of purchase. The Fund has revised the table to clarify the foregoing and include the 1.00% CDSC in the table itself instead of just the footnote, as set forth below. A new sub-section entitled “Contingent Deferred Sales Charge” under the “Purchasing, Selling and Exchanging Shares” section, which provides additional information regarding the applicability and operation of the CDSC, also has been added to the Prospectus. The Fund will administer the CDSC pursuant to the disclosure, including the updated disclosure, set forth in the Prospectus.

Shareholder Fees (fees paid directly from your investments)	A Class Shares	Institutional Class Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of initial investment or the value of the investment at redemption, whichever is lower)	1.00%[1]	None

1       A Class Shares purchases of $1 million or more are not subject to a sales charge at the time of purchase but generally are subject to a 1.00% Contingent Deferred Sales Charge (“CDSC”) if redeemed within 12 months of purchase. This CDSC will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

Principal Investment Strategies and Principal Risks

5.	Comment. Please revise the disclosures under Items 4 and 9 of Form N-1A to reflect any applicable Staff comments given regarding the N-14 Registration Statement.

Rebecca Marquigny, Esq.

September 27, 2024

Response. The Fund has made the requested revisions.

6.	Comment. With reference to the last sentence of the fourth paragraph in the “Principal Investment Strategies” section, please explain what “non-diversified” means in plain English. Additionally, in the “Principal Risks” section, please describe the practical effect of being a non-diversified fund in more concrete terms.

Response. The Fund has made the requested revisions.

7.	Comment. With reference to the Item 9 disclosures, please include the word “Principal” in the appropriate headings (for example, state “Principal” Investment Strategies).

Response. The Fund has made the requested revisions.

Performance Information

8.	Comment. Based on the language in the preamble, the Staff notes that the Fund intends to show the performance of the Ecofin Global Renewables Infrastructure Fund (the “Predecessor Fund”), a series of Managed Portfolio Series. Please supplementally confirm that the Fund’s Prospectus will not be used to sell the Fund’s shares prior to the reorganization of the Predecessor Fund into the Fund (the “Reorganization”).

Response. The Fund confirms that the Prospectus will not be used to sell the Fund’s shares prior to the Reorganization.

9.	Comment. Please label the bar chart to identify the relevant share class that is being shown. Please also include disclosure that addresses the performance of the share class that is not reflected in the bar chart.

Response. The Fund has made the requested revisions.

10.	Comment. With reference to the second-to-last paragraph, the Staff believes that the last three sentences, when read together, give the potentially false impression that after-tax returns for A Class Shares would be more favorable than after-tax returns for Institutional Class Shares. Please revise the disclosure accordingly.

Response. The Fund has made the requested revisions by moving some of the disclosure to a footnote.

11.	Comment. Please revise the first footnote to the Average Annual Total Returns table to more clearly describe the referenced performance methodology. Please also supplementally explain how this performance methodology is consistent with Form N-1A.

Response. The Fund has deleted the referenced footnote because, after further consideration, the Fund and the Adviser believe it is duplicative of disclosure under “Performance Information” prior to the bar chart and total annual returns table.

Portfolio Managers

12.	Comment. Please clarify whether both portfolio managers work for the Adviser.

Response. The Fund has made revisions to clarify the relationship of the portfolio managers to the Adviser.

Rebecca Marquigny, Esq.

September 27, 2024

Purchasing, Selling and Exchanging Fund Shares

13.	Comment. Please include the appropriate disclosure under the “Wiring Instructions” heading.

Response. The Fund has made the requested revisions.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax